RedCloud Holdings plc

50 Liverpool Street

London, EC2M 7PY

United Kingdom

VIA EDGAR

October 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenna Hough

Re: RedCloud Holdings plc

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted September 13, 2024

CIK No. 0002027360

Dear Ms. Hough:

RedCloud Holdings plc (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 27, 2024, regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on September 13, 2024. Changes to such Draft Registration Statement have been incorporated into a Draft Registration Statement (the “Registration Statement”), which is being submitted concurrently with the submission of this response letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

If we fail to manage and expand our relationships with brands, distributors and retailers, our business..., page 19

1.	We note your revisions pursuant to comment 12 and reissue in part. Please revise this risk factor to quantify, if possible, your ability to retain your customers and if you have been able to attract new customers. To the extent that the loss of any particular customer(s) would have a material impact on your results of operations, please disclose the customer(s) and discuss your dependence on this customer(s), if any. Refer to Item 3.D. of Form 20-F.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 19 of the Registration Statement to quantify our ability to retain customers and our ability to attract new customers. We respectfully advise the Staff that the loss of any particular customer(s) would not have a material impact on our results of operations and we are not dependent on any particular customer(s).

Use of Proceeds, page 35

2.	We note your revised disclosure that a portion of the proceeds from this offering will be used to discharge related party loans. Please revise to describe the interest rate and maturity of such related party loans and, for related party loans incurred within the past year, the uses to which the proceeds of such loans were put. Refer to Item 3.C.4. of Form 20-F.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 35 of the Registration Statement.

RedCloud Platform, page 49

3.	We note your revised disclosure pursuant to comment 19 and reissue in part. Please revise to disclose how long the model has been utilized.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 52 of the Registration Statement.

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Marketing and Commissions Costs, page F-15

4.	Please revise the disclosure provided in response to prior comment 25 to clarify the timing of recognition and how you measure the expense and liability of your point of check-out voucher program.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages F-8 and F-33 of the Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Justin Grossman, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

cc:	Justin Grossman, Esq.